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                                                                    EXHIBIT 99.1

                                 HOLLINGER INC.
                 ANNOUNCES DISMISSAL OF US$1.25 BILLION LAWSUIT

         Toronto, Canada, October 8, 2004 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B) announced today that the Hon. Blanche M. Manning of the United States District Court of Northern Illinois Eastern Division has dismissed the amended complaint filed by Hollinger International Inc. against Hollinger and others in Illinois claiming damages, including treble damages under applicable provisions of the Racketeer Influenced and Corrupt Organizations Act ("RICO"), of US$1.25 billion, plus attorney fees and costs.

         Hon. Manning dismissed the counts of the complaint which assert RICO claims on a with prejudice basis noting such claims are barred by the RICO statute. After dismissing the RICO claims, the Court declined to retain jurisdiction over the remaining state law claims and therefore dismissed the remaining claims on a without prejudice basis.

         Peter White, Co-Chief Operating Officer of Hollinger Inc. said, "We are extremely pleased with Judge Manning's decision. We continue to believe that all of the claims against Hollinger Inc. are without merit and, if any of them are re-filed, we will defend against them vigorously."

         Hollinger's principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International. Hollinger International is an international newspaper publisher with English-language newspapers in the United States and Israel. Its assets include the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

Media contact:
Jim Badenhausen
646-805-2006

                              www.hollingerinc.com